Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-176775

September 19, 2014

Inland Real Estate INCOME Trust, Inc.

This free writing prospectus is being filed as a result of the recent media publication of several articles regarding Inland Real Estate Income Trust, Inc. (the “Company”).

On September 16, 2014, The Wall Street Journal published an article entitled “Plots & Ploys: News Digest – Boomerang Buy,” the full text of which is reproduced as Appendix A, after asking for and obtaining an interview with Mitchell Sabshon, our chief executive officer.

On September 17, 2014, Commercial Property Executive, a print and online real estate industry publication, published an article entitled “Inland Set to Acquire 15-Property Retail Portfolio for $318M,” the full text of which is reproduced as Appendix B, after asking for and obtaining a comment from Mr. Sabshon.

On September 17, 2014, GlobeSt.com, an online real estate industry publication, published an article entitled “Inland Makes $318M Retail Buy,” the full text of which is reproduced as Appendix C, after asking for and obtaining comments from an Inland spokesperson.

None of these articles was prepared or reviewed by the Company or any of its affiliates prior to publication. The Company believes that the following information is appropriate to correct or clarify the information included in the article published by The Wall Street Journal. The article incorrectly states that Kite Realty Group Trust (“Kite”) decided to divest some of the roughly 60 properties it “bought from Inland Diversified.” Rather, on July 1, 2014, Kite acquired all of Inland Diversified Real Estate Trust, Inc.’s (“Inland Diversified”) assets and liabilities through a merger, pursuant to which Inland Diversified was merged with and into a wholly-owned subsidiary of Kite in a stock-for-stock exchange. Also, the article incorrectly states that “both of the companies in the Inland family” (referring to Inland Diversified and the Company) are “public REITs that aren’t listed on any stock exchange.” However, as mentioned above, Inland Diversified was merged with and into a wholly-owned subsidiary of Kite and is no longer in existence.

Each of The Wall Street Journal, Commercial Property Executive and GlobeSt.com is wholly unaffiliated with the Company, and neither the Company, nor its sponsor, Inland Real Estate Investment Corporation, nor any of their affiliates, has made any payment or given any consideration to The Wall Street Journal, Commercial Property Executive or GlobeSt.com in connection with the articles or any other matter published by The Wall Street Journal, Commercial Property Executive or GlobeSt.com concerning the Company or any of its affiliates.

The Company has filed with the Securities and Exchange Commission a registration statement on Form S-11 (File No. 333-176775) (as amended from time to time, the “Registration Statement”) and a related prospectus (as supplemented from time to time, the “Prospectus”). Before you invest, you should read the Prospectus in the Registration Statement, as supplemented, and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the dealer manager or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling toll-free (800) 826-8228.

The statements in the articles attributed to or derived from Mr. Sabshon or the Inland spokesperson were not intended to qualify any of the information, including the risks factors, set forth in the Registration Statement or the Prospectus or the other documents incorporated by reference into the Registration Statement. You should consider statements contained in this free writing prospectus, including those in the articles included as Appendices A - C, only after carefully evaluating all of the information in the Registration Statement, the Prospectus and the documents incorporated by reference into them, including the risks factors described or incorporated by reference therein.

This filing may contain forward-looking statements that reflect expectations and projections about our future results, performance, prospects and opportunities. These statements are not guarantees of future performance, and investors should exercise caution and not place undue reliance on them. Our actual results may differ materially from those expressed in the forward-looking statements due to a number of known and unknown risks, uncertainties and other factors, including the risks and uncertainties discussed in the “Risk Factors” section of the Prospectus and our other filings with the SEC. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required to satisfy our obligations under federal securities law.

Appendix A

Full Text of The Wall Street Journal Article

Plots & Ploys: News Digest – Boomerang Buy

Inland Real Estate Income Trust Inc. said it will pay $318 million for 15 shopping centers owned until earlier this year by one of its sister REITs.

Both Inland and the sister company, Inland Diversified Real Estate Trust Inc., once were managed by an external company called Inland Real Estate Investment Corp. Inland Diversified concluded a $2.1 billion merger with shopping center REIT Kite Realty Group Trust in June.

Kite then decided to divest some of the roughly 60 properties it bought from Inland Diversified. Kite found a buyer for 15 of those shopping centers in Inland Real Estate Income Trust. Both of the companies in the Inland family are public REITs that aren't listed on any stock exchange.

Inland Real Estate Income Trust oversees roughly $300 million of assets. It expects its deal with Kite to close in two tranches in December and March.

Mitchell Sabshon, chief executive of Inland Real Estate Income Trust, said the price Kite fetched in the merger earlier this year influenced the sales price of the 15 properties his REIT is buying. But he declined to divulge figures.

—Kris Hudson

Appendix B

Full Text of the Commercial Property Executive Article

Inland Set to Acquire 15-Property Retail Portfolio for $318M

By Keith Loria, Contributing Editor

Inland Real Estate Income Trust Inc. has signed a definitive agreement to acquire a 15-property portfolio of retail centers located across eight states for an estimated $318 million from Kite Realty Group Trust.

“We know this portfolio quite well, as these properties were underwritten, acquired and managed by Inland-affiliated companies,” Mitchell Sabshon, Inland Real Estate Income Trust’s CEO, told Commercial Property Executive. “Kite’s decision to sell these properties was a unique opportunity for Inland Real Estate Income Trust to acquire high-quality assets in an off-market, negotiated transaction.”

The properties are a combination of grocery and power centers that are collectively 96.14 percent leased to 174 tenants. In total, the properties consist of approximately 2 million square feet. They represent a significant addition to Inland’s portfolio; so far this year the company has acquired eight properties for approximately $221 million.

The properties included in the most recent acquisition are Eastside Junction (79,700 square feet) in Athens, Ala.; Harvest Square (70,590 square feet) in Harvest, Ala.; Prattville Town Center (168,842 square feet) in Prattville, Ala.; Fairgrounds Crossing (155,127 square feet) in Hot Springs, Ark.; Heritage Square (22,385 square feet) in Conyers, Ga.; Regal Court (363,174 square feet) in Shreveport, La.; The Shoppes at Branson Hills (237,510 square feet) in Branson, Mo.; Branson Hills Plaza (210,201 square feet) in Branson, Mo.; Shoppes at Hawk Ridge Lake (75,951 square feet) in St. Louis, Mo.; Whispering Ridge (69,676 square feet) in Omaha, Neb.; Landing Ocean (53,220 square feet) Isle Beach in Ocean Isle, N.C.; Walgreens Plaza (42,219 square feet) in Jacksonville, N.C.; Copps Grocery Store (69,911 square feet) in Stevens Point, Wis.; Fox Point (171,121 square feet) in Neenah, Wis.; and Shoppes at Prairie Ridge (232,606 square feet) in Pleasant Prairie, Wis.

“Inland Real Estate Income Trust Inc. is focused on acquiring high-quality, stabilized, necessity-based multi-tenant retail assets,” Sabshon said. “This portfolio comprised 15 properties that aligned well with our strategy and, extraordinarily, they are all properties with which our real estate management professionals already have intimate operational knowledge.”

The acquisition is expected to close in two tranches on or before Dec. 15 and March 16, 2015, subject to the satisfaction of customary closing conditions.

Appendix C

Full Text of the GlobeSt.com Article

Inland Makes $318M Retail Buy

By Brian J. Rogal | Chicago

OAK BROOK, IL—Inland Real Estate Income Trust, Inc. has just signed an agreement to purchase a 15-property portfolio of retail centers located across eight states, totaling approximately two-million-square-feet, from Kite Realty Group Trust. At an estimated purchase price of $318 million, it will be the largest portfolio purchase that Inland Income Trust has made. Company officials expect the transaction to close in two tranches on or before December 15, 2014 and March 16, 2015, respectively.

Although the deal comes on the heels of a $2.1 billion merger between Kite Realty and Inland Diversified Real Estate Trust, Inc., it was not part of those negotiations, an Inland spokesperson told GlobeSt.com.

“Kite's decision to sell these properties was a unique opportunity for Inland Real Estate Income Trust to acquire high quality assets in an off-market, negotiated transaction,” the spokesperson said. “Since the properties were previously owned by Inland Diversified, the Inland Real Estate Income Trust management team is familiar with the shopping centers and the markets where they are located,” which resulted in lower broker and due diligence costs.

Kite officials say that although the move was not part of the merger, they have been considering selling off such assets for some time. “Since well before the closing of the merger with Inland Diversified in early July, we have been diligently evaluating the geographic and demographic composition of our recently expanded portfolio,” said John Kite, chairman and chief executive officer of the Indiana-based Kite.

“The properties we will be selling to Inland Income Trust represent assets that we consider to be non-core based upon our geographic objectives as we are looking for opportunities to increase our scale in select markets, consistent with our strategy," he added. "We look forward to redeploying the proceeds from these sales into assets that are more in line with our long-term strategic objectives and will add additional shareholder value.”

The portfolio includes grocery and power centers and is 96.14% leased to 174 tenants. Inland Real Estate Acquisitions, Inc., which purchased these properties for Inland Diversified, assisted Inland Income Trust with both identifying the retail portfolio and negotiating the purchase. In 2014, the trust has already purchased 8 properties for approximately $221 million.

The following operating properties will be included in the transaction:

1.   Eastside Junction, Athens, AL

2.   Harvest Square, Harvest, AL

3.   Prattville Town Center, Prattville, AL

4.   Fairgrounds Crossing, Hot Springs, AK

5.   Heritage Square, Conyers, GA

6.   Regal Court, Shreveport, LA

7.   The Shoppes at Branson Hills, Branson, MO

8.   Branson Hills Plaza, Branson, MO

9.   Shoppes at Hawk Ridge, Lake St. Louis, MO

10. Whispering Ridge, Omaha, NE

11. Landing Ocean Isle Beach, Ocean Isle, NC

12. Walgreens Plaza, Jacksonville, NC

13. Copps Grocery Store, Stevens Point, WI

14. Fox Pointe, Neenah, WI

15. Shoppes at Prairie Ridge, Pleasant Prairie, WI